Exhibit 99.1

ICON Acquires Mapi Group

Expands ICON’s leadership in Health Outcomes Research and Commercialisation Services

DUBLIN--(BUSINESS WIRE)--July 27, 2017--ICON plc, (NASDAQ:ICLR) a global provider of drug development solutions and services to the pharmaceutical, biotechnology and medical device industries, today announced that it has acquired the Mapi Group, a leading Patient-Centered Health Outcomes Research and Commercialisation company.

The acquisition strengthens ICON’s existing Commercialisation and Outcomes Research business adding significant commercialisation presence, analytics, real world evidence generation and strategic regulatory expertise. The combined organisation will be a leader for real world evidence, post approval research, language services, consultancy services supporting clinical outcomes assessments, pricing and market access and scientific communications.

The acquisition also enables ICON to have direct access to Mapi Research Trust, the industry’s most subscribed library of Clinical Outcomes Assessments (COAs), with exclusive distribution of over 300 families of validated questionnaires, including licensing of COA services used by commercial, academic and regulatory research organisations.

"The late phase CRO market continues to grow as our customers face greater scrutiny from regulators and reimbursement bodies around real-world evidence of product value and safety,” commented Dr. Steve Cutler, Chief Executive Officer, ICON plc. “The acquisition of Mapi extends the breadth and depth of ICON’s late phase capabilities, creating an industry leading provider of post-approval research, spanning evidence generation, strategic regulatory services, scientific communications and commercial strategy. Our customers will also benefit from ICON’s access to the industry’s broadest set of COA tools and instruments as well as new and enhanced real world data sets. Mapi has been a pioneer of late phase and outcomes research since their foundation and we are delighted to welcome their team of experts to ICON.”

“By combining with ICON, our customers will have access to a broader global footprint, additional depth of experience, new scientific communication services and access to innovative solutions to capture real world data from patients," commented James Karis, CEO of Mapi Group. “In addition, our customers will have access to a wide range of global clinical services, spanning all phases of development. Mapi and ICON are an ideal combination, having complimentary services and a shared mission to provide superior research solutions that help improve the lives of patients globally."

“I am delighted that Mapi will become part of ICON, a company that has a similar culture and vision that will enable Mapi to continue the focus on innovation that we have developed over the last forty-three years,” commented Bernard Jambon, Mapi’s founder and Chairman of the Board of Directors.

About Mapi Group

Mapi Group has over 40 years of experience supporting Life-Science companies as the world leading Patient-Centered Research company in commercializing novel treatments through Real-World Evidence, Strategic Regulatory Services, Pharmacovigilance, Market Access, Language Services. Mapi Group is the premier provider of Health Research and Commercialization services to Life-Science companies enabling Market Authorization, Market Access and Market Adoption of novel therapeutics. Visit http://www.mapigroup.com for more information.

About ICON plc

ICON plc is a global provider of drug development solutions and services to the pharmaceutical, biotechnology and medical device industries. The company specialises in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. With headquarters in Dublin, Ireland, ICON currently, operates from 84 locations in 38 countries and has approximately 12,300 employees.

Further information is available at www.iconplc.com

This press release contains forward-looking statements. These statements are based on management's current expectations and information currently available, including current economic and industry conditions. These statements are not guarantees of future performance or actual results, and actual results, developments and business decisions may differ from those stated in this press release. The forward-looking statements are subject to future events, risks, uncertainties and other factors that could cause actual results to differ materially from those projected in the statements, including, but not limited to, the ability to enter into new contracts, maintain client relationships, manage the opening of new offices and offering of new services, the integration of new business mergers and acquisitions, as well as economic and global market conditions and other risks and uncertainties detailed from time to time in SEC reports filed by ICON, all of which are difficult to predict and some of which are beyond our control. For these reasons, you should not place undue reliance on these forward-looking statements when making investment decisions. The word "expected" and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. More information about the risks and uncertainties relating to these forward-looking statements may be found in SEC reports filed by ICON, including its Form 20-F, F-1, S-8 and F-3, which are available on the SEC's website at http://www.sec.gov.

ICON/ICLR-F

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